NO ACT

PE
4-23-09

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

09011600

Received SEC
APR 28 2009
Washington, DC 20549

April 28, 2009

Act 1934
Section
Rule 14d-7(a)(1)
Public Availability April 28, 2009

Via Facsimile and U.S. Mail

Robert A. Profusek
Jones Day
222 East 41st Street
NY, NY 10017-6702

John J. Huber
Latham & Watkins
555 Eleventh St., NW Suite 100
Washington, DC 20004-1304

Re: Partial Cash Tender Offer for Shares of Satyam Computer Services Ltd.

Dear Messrs. Profusek and Huber:

We are responding to your letter dated April 23, 2009 to Michele Anderson, as supplemented by conversations with the staff. We attach a copy of your letter to avoid having to repeat or summarize the facts you present there. Defined terms we use here have the same meaning as in your letter of April 23, 2009 unless otherwise noted.

On the basis of your representations and the facts presented in your letter, the United States Securities and Exchange Commission hereby grants exemptions from the following provisions:

- Rule 14e-1(a) under the Exchange Act. The exemption from Rule 14e-1(a) is granted to permit Tech M and the Investor to make a tender offer that will be open for only 20 calendar days, in accordance with applicable Indian laws and regulations. In granting this relief, we note your representation that Indian takeover regulations require the tender offer to remain open for a fixed period of 20 calendar days, which cannot be reduced or increased;

- Rule 14e-1(b) under the Exchange Act. The exemption from Rule 14e-1(b) is granted to permit Tech M and the Investor to increase or decrease the offer consideration or the percentage of Satyam shares sought in the offer or make any other kind of change in the terms of the offer of similar materiality without ensuring that the offer remains open for at least ten U.S. business days after such a change. In granting this relief, we note your representation that if Tech M and the Investor change the offer price or the percentage of securities sought in the offer, Indian Takeover Regulations require the offer to be held open for at least seven Indian working days after such change. In addition, if Tech M and the Investor seek to make any other change to the terms of the offer of comparable significance to a change in price or percentage of securities sought, they may do so only with the approval of the SEBI, and they will hold the offer open for at least seven Indian working days after making such a change; and

- Rule 14d-7(a)(1) under the Exchange Act. The exemption from Rule 14d-7(a)(1) is granted to permit Tech M and the Investor to provide withdrawal rights in the tender offer only until three working days before the expiration of the offer, in accordance with Indian Takeover Regulations. In granting this relief, we note that this limitation on withdrawal rights in the tender offer will apply only to holders of Satyam shares who hold in direct share form; holders of Satyam ADSs will be permitted to withdraw tendered ADSs at any time before the underlying shares are tendered by the depositary, which will occur immediately before expiration of the offer.

In granting this relief, we also considered in particular the fact that the tender offer is one in a series of transactions involving the Company structured at the direction of and under the oversight of the Government of India and its regulatory agencies, to address exigent circumstances at the Company. In addition, we note our contacts with staff members at the SEBI concerning the necessity for this relief.

The foregoing exemptions are based solely on the representations and the facts presented in your letter dated April 23, 2009, as supplemented by telephone conversations with the Commission staff. The relief provided above is strictly limited to the application of the rules listed above to this transaction. You should discontinue this transaction pending further consultations with the staff if there is a change in any of the facts or representations set forth in your letter.

In addition, your attention is directed to the anti-fraud and anti-manipulation provisions of the federal securities laws, including Section 10(b) and Section 14(e) of the Securities Exchange Act of 1934, and Rule 10b-5 under the Exchange Act. Responsibility for compliance with these and any other applicable provisions of the federal securities laws must rest with the participants in this transaction. The Division of Corporation Finance expresses no view with respect to any other questions the proposed transaction may raise, including, but not limited to, the adequacy of disclosure concerning, and the applicability of any other federal or state laws to, the proposed transaction.

Sincerely,

For the Commission,
by the Division of Corporation Finance,
pursuant to delegated authority,

Michele M. Anderson

Michele M. Anderson
Chief, Office of Mergers and Acquisitions
Division of Corporation Finance

amarchand mangaldas

3231

Amarchand & Mangaldas & Suresh A. Shroff & Co.
Amarchand Towers
216 Okhla Industrial Estate, Phase – III
New Delhi – 110 020

April 23, 2009

Securities and Exchange Commission
Division of Corporation Finance
Office of Mergers and Acquisitions
100 F Street, N.E.
Washington, D.C. 20549
Attention: Michele Anderson, Esq.

Re: Tender Offer for Shares of Satyam Computer Services Limited

Ladies and Gentlemen:

We refer to the letter, dated April 23, 2009 (the "***Letter***"), sent to the US Securities and Exchange Commission (the "***SEC***") by John J. Huber, a partner of the firm Latham & Watkins LLP, on behalf of our client, Satyam Computer Services Limited, a public limited company organized under the laws of India (the "***Company***"), and by Robert A. Profusek, a partner of the firm Jones Day, on behalf of Tech Mahindra Limited ("**Tech M**") and Venturbay Consultants Private Limited ("**Venturbay**"), a subsidiary of Tech M (Tech M together with Venturbay, the "***Investor***"), with respect to the mandatory cash tender offer to purchase shares of the Company, referred to as an open public offer under Indian law (the "***Open Public Offer***"). In the Letter, the Company and the Investor requested that the staff of the Division of Corporation Finance of the SEC grant exemptive relief to the Company and the Investor from certain rules under the Securities Exchange Act of 1934, as amended, that may be applicable to the Company and the Investor when the Investor, following an initial allotment of shares of the Company, makes an Open Public Offer.

We have acted as Indian legal advisers to the Company in connection with the Open Public Offer. We understand that in connection with the Letter the SEC has requested a letter confirming certain statements relating to Indian law, regulation and practice as set out in the Letter. A copy of the Letter is attached hereto. We further understand that statements relating to Indian law, regulation and practice as set out in Section III, "*Background concerning the Investor*," of the Letter, have been confirmed by P&A Law Offices, Indian legal counsel to the Investor, in its letter to the SEC dated the date hereof.

We have reviewed the statements relating to Indian law, regulation and practice (the "***Indian Statements***") as set out in the introductory paragraph and Sections I, II, IV, V and VI of the Letter (the "***Covered Sections***"), and confirm that the Indian Statements are fair and accurate summaries of such law, regulation and practice and, in our view, complete for the purpose of the Covered Sections.

We note the following:

amarchand & mangaldas & suresh a. shroff & co.
advocates & solicitors
amarchand towers, 216, okhla industrial estate, phase-III, new delhi - 110 020
tel. : (91-11) 26920500, 41590700 fax : (91-11) 26924900, 26922900
email : am.delhi@amarchand.com
other offices : mumbai, bangalore, kolkata, hyderabad

amarchand mangaldas

(a) The Indian Statements set out in the Covered Sections consist of summaries of relevant matters of Indian law and regulation or, as the case may be, Indian practice and should not be construed as a comprehensive description of all law, rules and regulations.

(b) Except as set out below, this letter may not be reproduced, referred to or quoted in any offering materials, disclosure materials or printed matter.

(c) We consent to this letter being attached to the Letter.

(d) This letter is limited to matters of Indian law, regulation and practice as applied by the Indian regulatory authorities and Indian courts and published and in effect on the date of this letter. We are members of the Bar Council of India and, in rendering this letter, we do not pass (expressly or by implication) on the laws of any jurisdiction other than India.

Yours faithfully,
Amarchand & Mangaldas & Suresh A. Shroff & Co.

(Akila Agrawal)

P&A
LAW OFFICES

1ST FLOOR, DR. GOPAL DAS BHAVAN • 28, BARAKHAMBA ROAD • NEW DELHI 110 001, INDIA
TELEPHONE: +91 11 4139 3939 • FACSIMILE: +91 11 2335 3761, 2335 0416

April 23, 2009

Securities and Exchange Commission
Division of Corporation Finance
Office of Mergers and Acquisitions
100 F Street, N.E.
Washington, D.C. 20549
Attention: Michele Anderson, Esq.

Re: Tender Offer for Shares of Satyam Computer Services Limited

Ladies and Gentlemen:

We refer to the letter, dated April 23, 2009 (the "***Letter***"), sent to the US Securities and Exchange Commission (the "***SEC***") by John J. Huber, a partner of the firm Latham & Watkins LLP, on behalf of Satyam Computer Services Limited, a public limited company organized under the laws of India (the "***Company***"), and by Robert A. Profusek, a partner of the firm Jones Day, on behalf of Tech Mahindra Limited, a public listed company organized under the laws of India (**"Tech M"**), and Venturbay Consultants Private Limited, a private limited company organized under the laws of India (**"Venturbay"**) and a subsidiary of Tech M (Tech M and Venturbay, collectively the "***Investor***"), with respect to the mandatory cash tender offer to purchase shares of the Company, referred to as an open public offer under Indian law (the "***Open Public Offer***"). In the Letter, the Company and the Investor request that the staff of the Division of Corporation Finance of the SEC grant exemptive relief to the Company and the Investor from certain rules under the Securities Exchange Act of 1934, as amended, that may be applicable to the Company and the Investor when the Investor, following an initial allotment of shares of the Company, makes an Open Public Offer.

We are acting as Indian legal advisers to the Investor in connection with the Open Public Offer. We understand that in connection with the Letter the SEC has requested a letter confirming certain statements relating to Indian law, regulation and practice as set out in Section III, "*Background concerning the Investor*," of the Letter (the "***Indian Statements***"). A copy of the Letter is attached hereto.

We have reviewed Section III of the Letter and confirm that the Indian Statements are fair and accurate summaries of such law, regulation and practice and, in our view, complete for the purpose of Section III of the Letter.

We note the following:

(a) The Indian Statements consist of summaries of relevant matters of Indian law and regulation or, as the case may be, Indian practice and should not be construed as a comprehensive description of all law, rules and regulations.

(b) Except as set out below, this letter may not be reproduced, referred to or quoted in any offering materials, disclosure materials or printed matter.

(c) We consent to this letter being attached to the Letter.

(d) This letter is limited to matters of Indian law, regulation and practice as applied by the Indian regulatory authorities and Indian courts and published and in effect on the date of this letter. We are members of the Bar Council of India and, in rendering this letter, we do not pass (expressly or by implication) on the laws of any jurisdiction other than India.

Yours faithfully,

P&A Law Offices

P&A Law Offices

by: Anand Bathiya

(PARTNER)

Jones Day
222 East 41st Street
New York, New York 10017-6702

LATHAM & WATKINS LLP
555 Eleventh Street, N.W. Suite 1000
Washington, D.C. 20004-1304

April 23, 2009

Michele Anderson, Esq.
Chief, Office of Mergers and Acquisitions
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Tender Offer for Shares of Satyam Computer Services Limited

Dear Ms. Anderson:

As discussed in our telephone conversations with the staff of the Division of Corporation Finance (the "***Staff***") of the Securities and Exchange Commission (the "***Commission***"), we[1] are requesting exemptive relief from certain rules under the Securities Exchange Act of 1934, as amended (the "***Exchange Act***"), that may be applicable to Satyam Computer Services Limited, a public limited company organized under the laws of India (the "***Company***"), Tech Mahindra Limited, a public listed company organized under the laws of India ("***Tech M***"), and Venturbay Consultants Private Limited, a private limited company organized under the laws of India ("***Venturbay***") and a subsidiary of Tech M (Tech M, together with Venturbay, the "***Investor***")[2], when the Investor, following an initial allotment of shares of the Company to Venturbay, makes a mandatory cash tender offer, referred to as an open public offer under Indian law (the "***Open Public Offer***"), to purchase shares of the Company. The Open Public Offer will be the mandatory[3] second step in a series of transactions structured under the oversight and at the direction of the Government of India (the "***GOI***") and its regulatory agencies, pursuant to which the Investor will provide needed capital to, and take control of, the Company.

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1 References to "we" throughout this letter refer to the Investor and the Company.

2 Latham & Watkins LLP ("Latham") is U.S. counsel to the Company; Jones Day is U.S. counsel to the Investor. This letter is submitted jointly by Latham and Jones Day on behalf of their respective clients. The Company and the Investor have provided Latham and Jones Day, respectively, with, and authorized such law firms to make on their respective behalf, the factual representations with respect to the Company and the Investor, respectively, set forth herein. The statements as to Indian law contained in this letter, other than those contained in Section III, "*Background Information Concerning the Investor*", have been prepared based on the advice of the Company's Indian counsel, Amarchand & Mangaldas & Suresh A. Shroff & Co. The statements as to Indian law contained in Section III of this letter have been prepared based on the advice of the Investor's Indian counsel, P&A Law Offices.

3 Rules 10 and 21 under the SEBI (Substantial Acquisition of Shares and Takeovers) Regulations, 1997 (the "***Takeover Regulations***"), requires that a mandatory tender offer for at least 20% of the outstanding shares (including instruments convertible into shares within a period of 15 calendar days of the closing of the open public offer) be made by a person upon such person's acquisition of 15% or more of the outstanding shares of a listed company in India.

I. Executive Summary

Following the disclosure on January 7, 2009 that the Company's founder and then-Chairman, B. Ramalinga Raju, had falsified the Company's financial statements over a period of years, the GOI, the Securities and Exchange Board of India ("***SEBI***")[4] and the Company Law Board (the "***CLB***")[5] acted quickly with a series of extraordinary actions designed to preserve the value of the Company to shareholders, employees and other stakeholders. These extraordinary actions included:

- At the request of the GOI, the CLB removed the Company's then-existing board of directors and the GOI appointed a new board of six directors of the Company;[6]
- The CLB required the Company to engage in a series of transactions pursuant to which the Investor was selected through a competitive bidding process in order to provide needed capital and to take control of the Company;[7] and
- SEBI granted the required regulatory approvals and a number of exemptions from applicable Indian laws and regulations to enable the series of transactions involving the Company and the Investor, including the Open Public Offer, to be completed on an expedited basis.[8]

We are seeking exemptive relief as to certain rules under the Exchange Act that would apply to the Open Public Offer and that conflict with the Indian laws relating to any open public offer. The Open Public Offer is the mandatory second step in a two-step, or in the case of a Subsequent Allotment (as defined below), a three-step transaction, which is, in substance, a GOI-mandated and sanctioned sale of a controlling interest in the Company to a new investor through a GOI-approved and expedited process undertaken to address the Company's extraordinary circumstances, which have resulted in an urgent need for capital by, and a change of operational and corporate governance control of, the Company. The Company and the Investor believe the exemptive relief requested is appropriate and in the interest of shareholders since the exemption from certain rules under the Exchange Act is intended to enable the sale to proceed within the expedited timetable set by the GOI and under the supervision of, and as directed by, the GOI and its regulatory agencies and to permit all shareholders of the Company, including holders of Shares (as defined below) and holders of the Company's American Depositary Shares (the "***ADSs***") in the United States, to participate in the Open Public Offer.

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4 SEBI is a regulatory body with power to regulate the securities markets in India.

5 The CLB is an independent quasi-judicial body in India with power to oversee and regulate the conduct of Indian companies under the provisions of the Companies Act, 1956.

6 The CLB authorized the GOI to appoint up to ten new directors to the board of directors of the Company.

7 For additional information regarding the CLB action, see Exhibit 99.2 to the Company's Form 6-K furnished to the Commission on February 19, 2009 (the "***February 19 6-K***").

8 These exemptions are referred to as "relaxations" in India. For additional information regarding the regulatory approvals and exemptions from applicable Indian law granted by SEBI, see Annexure II to Exhibit 99.1 to the Company's Form 6-K furnished to the Commission on March 24, 2009 (the "***March 24 6-K***").

The following summarizes the three rules under the Exchange Act as to which we are respectfully requesting exemptive relief and the related applicable Indian requirements:

- ***Minimum Period for a Tender Offer.*** Rule 14e-1(a) under the Exchange Act provides that a tender offer must remain open for a minimum of twenty business days,[9] whereas the Takeover Regulations require that an open public offer remain open for a fixed period of 20 calendar days, which cannot be reduced or increased. We respectfully request the Staff to grant exemptive relief with respect to Rule 14e-1(a) to permit the Open Public Offer to be held open for a period of 20 calendar days in accordance with applicable Indian laws and regulations.

- ***Extension of Time Period for a Tender Offer.*** Rule 14e-1(b) under the Exchange Act provides that any increase or decrease in the consideration or percentage of securities sought in a tender offer is only permissible if the tender offer remains open for 10 business days from the date of the notice of such increase or decrease is first published or sent or given to security holders. In addition, a Commission interpretive release states that a tender offer should remain open for at least 10 business days from the date a material change approaching the significance of price and share levels and for at least five business days from the date other material changes are first published, sent or given to security holders.[10] In contrast, the Takeover Regulations provide that an open public offeror may increase the consideration or percentage of shares to be acquired in an open public offer at any time prior to the date that is seven working days before the expiration of an open public offer, but do not permit other changes to be made to the offering documents unless permitted to do so by SEBI.[11] Accordingly, U.S. holders of Shares and ADSs will generally have eight business days prior to the expiration of the Open Public Offer if there is an increase in the price or amount being sought in the terms of the Open Public Offer.[12] For example, if the Investor increases the size of the Open Public Offer at 5:00 p.m. India time (7:30 a.m. New York time) on the eighth business day prior to the expiration of the Open Public Offer, U.S. holders of Shares and ADSs will have eight business days prior to the expiration of the Open Public Offer. We respectfully request the Staff to grant

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9 Any reference herein to "business days" has the meaning set forth in Rule 14d-1(g)(3) of the Exchange Act and any reference to "working days" means weekdays on which SEBI is open for business.

10 SEC Release No. 34-24296 (April 3, 1987) (hereinafter referred to as the "***Interpretive Release***").

11 The Takeover Regulations only address an increase in the consideration or percentage of shares being acquired in an open public offer. Any other material change to the terms of an open public offer that a bidder proposes to make after the public announcement of the offer and prior to the dissemination of the letter of offer (whether due to external factors such as market conditions or otherwise) requires SEBI's approval. If, after the dissemination of the letter of offer, a bidder wishes to make a change to the terms of a public offer, the bidder customarily will first discuss such proposed change with SEBI for its approval (although technically the Takeover Regulations do not specifically require such approval, and do not specify any advance notice period prior to the expiration of the Open Public Offer before such change can be made). In the unlikely event that any change is deemed to be potentially necessary (whether due to internal or external factors), the Investor will first discuss such proposed change with SEBI for its approval, and no material change to the terms of the Open Public Offer is expected to be made at a point later than at least seven working days prior to the expiration of the Open Public Offer.

12 This would be the case unless there was an intervening U.S. holiday.

exemptive relief with respect to Rule 14e-1(b) to allow the Open Public Offer to remain open for less than ten business days following an increase in the price or the number of Shares sought in the Open Public Offer (to the extent permitted under the provisions of the Takeover Regulations) or any other material change to the Open Public Offer that is similar in significance to price or share levels (to the extent permitted by SEBI); provided that we understand that such relief would only apply if the Open Public Offer would remain open for at least seven working days from any such increase in the price or in the number of Shares sought in the Open Public Offer (to the extent permitted under the provisions of the Takeover Regulations) or any other material change to the Open Public Offer that is similar in significance to price or share levels (to the extent permitted by SEBI).

- ***Withdrawal Rights.***[13] Rule 14d-7(a)(1) under the Exchange Act provides for unlimited withdrawal rights during a tender offer, whereas the Takeover Regulations permit withdrawal only until three working days prior to the expiration of the open public offer. However, due to the use of an escrow account into which tendered ADSs will be placed, with the underlying equity shares not being tendered until immediately prior to the expiration of the Open Public Offer, holders of ADSs will have effective withdrawal rights until immediately prior to the expiration of the Open Public Offer as they will be able to withdraw tendered ADSs from the escrow account[14] at any time prior to the time the underlying equity shares are tendered by the depositary, which will be immediately prior to the expiration of the Open Public Offer. In contrast, holders of Shares, including U.S. holders of Shares, will be able to withdraw their tendered Shares only until three working days prior to the expiration of the Open Public Offer. We respectfully request the Staff to grant exemptive relief with respect to Rule 14d-7(a)(1) to permit the Open Public Offer to be made with the limited withdrawal rights described herein in accordance with applicable Indian laws and regulations.

The remainder of this letter consists of: (i) background concerning the Company, the extraordinary events that have occurred and the extraordinary actions taken by the GOI and Indian regulatory agencies to preserve the value of the Company to shareholders, employees and other stakeholders; (ii) background information concerning the Investor and its plans and proposals with respect to the Company; (iii) a description of the Open Public Offer that will be required by Indian law and the exemptions granted by SEBI; (iv) a discussion of the exemptive relief requested; and (v) a conclusion.

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13 The Staff has previously granted exemptive relief from Rule 14d-7(a)(1) under the Exchange Act for limited withdrawal rights in a tender offer for an Indian company. See letter from Panatone Finvest Ltd regarding an open public offer for the shares of Videsh Sanchar Nigam Limited, a company organized under the laws of India (avail. May 6, 2002) (the "*VSNL Letter*"). See also footnote 32, indicating that the Investor does not intend to seek exemptive relief regarding the withdrawal rights provided under Section 14(d)(5) of the Exchange Act.

14 The contemplated escrow account mechanics would be similar to depositary mechanics in the United States for ADSs.

II. Background Concerning the Company

The Company is an information technology ("*IT*") solutions provider, offering a comprehensive range of IT consulting services to its customers, including application development and maintenance services, consulting and enterprise business solutions, extended engineering solutions, infrastructure management services and business process outsourcing services. The Company is one of the largest IT companies in India.

The Company's equity shares, par value Rs. 2 per share (the "***Shares***"), are listed and traded in India on the National Stock Exchange of India Limited and the Bombay Stock Exchange Limited. The Company is a foreign private issuer as defined in Rule 3b-4(c) under the Exchange Act and is subject to the informational reporting requirements of the Exchange Act and files annual reports on Forms 20-F and furnishes reports on Form 6-K with the Commission. The Company's ADSs, each representing two Shares, are issued by the Depositary. The ADSs are listed and traded on the New York Stock Exchange (the "***NYSE***"). In addition, the ADSs are listed on the NYSE Euronext's Amsterdam exchange, although the process for delisting these securities on the NYSE Euronext's Amsterdam Exchange has commenced and is anticipated to be completed prior to the commencement of the offer period for the Open Public Offer.

As of March 31, 2009, approximately 13.0% of the outstanding Shares[15] were listed on the NYSE in the form of ADSs. In addition, the Company engaged Capital Precision Limited to conduct a beneficial ownership analysis (the "***Beneficial Ownership Analysis***") of its Shares and ADS, including a customary "look-through" analysis of Shares and ADSs held of record by brokers, dealers, banks or other nominees in the United States and India, to determine the number of Shares beneficially owned by U.S. holders as of March 11, 2009 (the "***Calculation Date***"). According to the Beneficial Ownership Analysis, as of the Calculation Date:

- approximately 19.65% of the Company's total outstanding Shares (including Shares represented by ADSs) are beneficially owned by U.S. holders; and

- approximately 71.46% of the Company's shareholders who are U.S. holders hold their ownership interests through ADSs.

Accordingly, based on the information presented to the Company in the Beneficial Ownership Analysis, the Company believes that the Investor is eligible for the "Tier II" exemption under Rule 14d-1(d) of the Exchange Act.

The chronology of the relevant events that have occurred with respect to the Company and the responses of the Indian regulatory agencies include:

- On January 7, 2009, the Company's founder and then-Chairman, B. Ramalinga Raju, submitted a letter to the Company's then-existing board of directors informing them

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[15] As of March 31, 2009, approximately 674 million Shares were outstanding.

that he had falsified the Company's financial statements over a period of several years, including the Company's revenues, profitability and cash balance.[16]

- On January 9, 2009, in light of Mr. Raju's statements and at the request of the GOI, the CLB[17] removed the Company's then-existing board of directors and authorized the GOI to appoint up to ten new directors to the board of directors of the Company (the "***Board***"). The Board is currently composed of six directors, each of whom was appointed by the GOI.

- On January 13, 2009, Price Waterhouse ("***PW***"), the Company's then-statutory auditors, informed the Company, SEBI, the Commission and the NYSE that, in view of Mr. Raju's statements, its audit reports and opinions in relation to the Company's historical financial statements could no longer be relied upon.[18] PW resigned as the Company's statutory auditors on February 12, 2009.[19] The Company, through its legal advisors, appointed Deloitte Haskins & Sells and KPMG, effective January 18, 2009, to conduct a forensic investigation of its accounts and expects that its financial statements will be restated.[20] The Company is in the process of selecting new statutory auditors.

- The Board determined that it would be in the best interest of the Company, its shareholders, employees and other stakeholders to identify an investor to provide capital to, and take control of, the Company. The Company applied to the CLB to do so. On February 19, 2009, the Company received the approval of the CLB (the "***CLB Order***")[21] to (i) select a new investor to become a controlling shareholder of the Company and (ii) increase the authorized share capital of the Company and issue new Shares to the investor without seeking the consent of the shareholders of the Company which would have been otherwise required.

- In accordance with the CLB Order, and as directed by the Board, the Company has engaged, or expects to engage, in the following series of transactions (together, the "***Transactions***"):

    - *Competitive Bidding Process*. The Company commenced a competitive bidding process (the "***Competitive Bidding Process***"), which resulted in the selection of the Investor to acquire a controlling interest in the Company at 58 Indian Rupees per Share (the "***Purchase Price***"). The Company commenced the Competitive

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16 For additional information regarding the resignation letter of Mr. Ramalinga Raju, see Exhibit 99.2 to the Company's Form 6-K furnished to the Commission on January 7, 2009.

17 Pursuant to Sections 388B, 397 and 398 read with Sections 401 to 408 of the Indian Companies Act, 1956.

18 For additional information regarding the letter from PW, see Exhibit 99.3 to the Company's Form 6-K furnished to the Commission on January 14, 2009 (the "***January 14 6-K***").

19 For additional information regarding the resignation letter from PW, see Exhibit 99.3 to the Company's Form 6-K furnished to the Commission on February 23, 2009.

20 For additional information, see Exhibit 99.1 to the January 14 6-K.

21 For additional information regarding the CLB order, see Exhibit 99.2 to the February 19 6-K.

Bidding Process on March 9, 2009 and selected the Investor as the successful bidder on April 13, 2009. On that date, the Company and the Investor entered into a share subscription agreement (the "***Share Subscription Agreement***"), which provides for the Transactions.

- *Initial Allotment.* Under the Share Subscription Agreement, subject to the terms and conditions thereof, the Company shall issue new Shares to the Investor, referred to as a preferential allotment under Indian law (the "***Initial Allotment***"), in an amount equal to 31% of the Enhanced Share Capital[22], at a per Share price equal to the Purchase Price. The Investor deposited the funds necessary to consummate the Initial Allotment and the Open Public Offer in separate escrow accounts on April 20, 2009.

- *Open Public Offer.* The Takeover Regulations require the Investor to make the Open Public Offer to the holders of the Shares to acquire, at the Purchase Price or a price higher than the Purchase Price, a minimum of 20% of the Enhanced Share Capital. The Share Subscription Agreement provides that the Investor will undertake to only offer to purchase up to such number of Shares that, when aggregated with the 31% of the Enhanced Share Capital acquired in the Initial Allotment and any other Shares beneficially owned by the Investor, would not exceed 70% of the Enhanced Share Capital and under no circumstances exceed an

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22 The term "***Enhanced Share Capital***" with respect to the Initial Allotment means the Company's share capital (excluding any instruments convertible into the Company's share capital), after giving effect to the Shares issued in the Initial Allotment. With respect to the Open Public Offer, the term "***Enhanced Share Capital***" includes the Shares (including any instruments convertible into the Company's share capital as provided by the Takeover Regulations) issued in the Initial Allotment. With respect to the Subsequent Allotment, if any, the term "***Enhanced Share Capital***" includes the Shares (including any instruments convertible into the Company's share capital, on a fully diluted basis) issued in such Subsequent Allotment.

The Investor will purchase 31% of the Enhanced Share Capital (i.e., the Company's share capital after giving effect to the Initial Allotment). Taking "Y" to be the number of shares to be purchased by the Investor, the following example shows how to determine Y, assuming approximately 674 million Shares outstanding prior to the Initial Allotment:

31% = Y / (674 million + Y)

$$\text{Thus, } 31\% = \frac{\text{number of Shares purchased by the Investor (Y)}}{\text{number of Shares outstanding post-Initial Allotment, or the Enhanced Share Capital (674 million +Y)}}$$

The calculation would be made as follows:

31% x (674 million + Y) = Y

(31% x 674 million) + (31% x Y) = Y

Y x (1 – 31%) = 31% x 674 million

Y = (31% x 674 million) / (1 – 31%) = 208.9 million / 69% = 303 million

In this example, the Investor would purchase 303 million Shares, representing 31% of the Enhanced Share Capital. The Enhanced Share Capital would equal 674 million Shares outstanding prior to the Initial Allotment plus the 303 million Shares sold to the Investor in the Initial Allotment, or 977 million Shares. The number of Shares purchased by the Investor and the Enhanced Share Capital post-Initial Allotment would be the same regardless of whether or not the Investor beneficially owns any Shares or ADSs prior to the Initial Allotment (though in this case, the Investor will not beneficially own any Shares or ADSs prior to the Initial Allotment).

amount that would result in the ADSs being delisted from the NYSE.[23] The Investor is required to make a public announcement of the Open Public Offer within four working days of the Company receiving authorization from the CLB for the Initial Allotment.[24] No fees will be assessed for withdrawal of the underlying Shares to the holders of the ADSs who tender through the ADS facility.

- *Subsequent Allotment.* If, upon the closing of the Open Public Offer, the Investor has acquired less than 51% of the Enhanced Share Capital through the Initial Allotment and the Open Public Offer, which would occur if less than 20% of the Enhanced Share Capital is tendered by the Company's shareholders into the Open Public Offer, and if the Investor discloses in the Letter of Offer (as defined below) sent to shareholders as part of the Open Public Offer its intention to acquire Shares through the Subsequent Allotment, then following the Open Public Offer, the Investor may elect, at its option, to subscribe for additional Shares at the Purchase Price (the "***Subsequent Allotment***"). The number of Shares to be issued in the Subsequent Allotment will be up to such number that the Investor may notify in writing to the Company, but no more than such number of Shares that, following the Subsequent Allotment, would result in the Investor acquiring up to 51% of the Enhanced Share Capital through the Initial Allotment, the Open Public Offer and the Subsequent Allotment.

- SEBI has reviewed the structure of the Transactions and granted exemptions from certain of the applicable SEBI regulations, subject to certain conditions, to enable the Transactions to be undertaken as quickly as possible and in compliance with Indian law.[25] The key SEBI exemptions applicable to the Open Public Offer are:

  - *Audited Financial Statements.* The Takeover Regulations require that the offer documents provided to shareholders contain three years of audited financial statements for the target company.[26] In light of the disclosure concerning Mr. Raju's falsification of the Company's historical financial statements, PW's withdrawal of its audit opinions and the ongoing, but not yet completed, forensic investigation and restatement of financial statements, SEBI granted an exemption from the audited financial statements disclosure requirement to enable the

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23 Note that, as described in greater detail in Section III, the Investor has committed not to purchase more than 20% of the Enhanced Share Capital in the Open Public Offer.

24 See Exhibit 99.1 to the March 24 6-K.

25 In addition to the exemptions described herein, SEBI granted other exemptions applicable to the Open Public Offer, including: (i) permission for Company information to be qualified by appropriate disclaimers relating to accuracy and veracity; and (ii) an exemption from the requirements to disclose compliance with specified provisions of the Takeover Regulations by the Company and its promoters and the status of its corporate governance. For additional information regarding the SEBI exemptions and the contemplated transactions, see Exhibit 99.1 to the March 24 6-K.

26 Regulation 18(1) under the Takeover Regulations requires the draft letter of offer to contain such disclosures as are specified by SEBI and Paragraph 6.14 of the standard letter of offer prescribed by SEBI requires disclosure of the audited financial details of a company for the last three fiscal years.

Investor to conduct the Open Public Offer without including the Company's audited financial statements.

- *Unaudited Financial Information.* In the event that the audited financial information of the Company is older than six months from the date of public announcement, the Takeover Regulations require disclosure of the unaudited financial statements of the Company (and such statements must be subject to a limited review by the Company's statutory auditors). SEBI has, however, permitted disclosures relating to the Company to be qualified by disclaimers relating to their accuracy and veracity, without any limited review requirement by the Company's statutory auditors.

- *Minimum Purchase Price.* SEBI (Disclosure and Investor Protection) Guidelines, 2000 specify the minimum price below which a preferential allotment of shares may not be made and the Takeover Regulations specify a minimum price below which an open public offer may not be made.[27] In the case of a listed company in India, one of the primary factors used to determine the minimum price is the historical trading price of the company's shares. In light of Mr. Raju's disclosures, SEBI granted an certain exemptive relief from the minimum price requirement for the Initial Allotment and the Open Public Offer and thus the Initial Allotment will be made at the Purchase Price agreed to in the Competitive Bidding Process and the Open Public Offer will be made at the Purchase Price or a price higher than the Purchase Price. Under Indian law, the Investor is prohibited from reducing the Purchase Price or the number of Shares it will accept in the Open Public Offer.[28]

- *Appointment of Directors of Target Company.* The Takeover Regulations provide that an open public offer by a third party that is competitive with a prior open public offer be commenced within 21 days of the commencement of such open public offer and, therefore, the person making the prior open public offer may not appoint any directors to the board of directors of the target company for 21 days from the commencement of such prior open public offer.[29] However, the Takeover Regulations were amended on February 13, 2009 to prohibit the making of an open public offer by a third party that is competitive with a prior open public offer for companies such as the Company where the control of the board has been taken over by the GOI and its regulatory agencies and exemptions under Regulation 29A of the Takeover Regulations have been granted by SEBI. Based on this amendment, SEBI has confirmed that the 21-day waiting period will not be applicable to the Investor and that the Investor will be permitted to appoint

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27 Paragraph 13.1.1.1 of the SEBI (Disclosure and Investor Protection) Guidelines, 2000 and Rule 20 under the Takeover Regulations.

28 Rule 26 under the Takeover Regulations.

29 Under the Takeover Regulations, the Open Public Offer will commence with the public announcement of the Open Public Offer which will be required to occur within four working days of the Company receiving approval from the CLB for the Initial Allotment.

directors to the board of directors of the Company immediately upon (i) the Initial Allotment being approved by the CLB and (ii) the Investor funding an escrow account in cash in an amount sufficient to cover in full its obligations under the Open Public Offer.

- On April 16, 2009, the CLB granted its approval of the Initial Allotment to Venturbay subject to depositing the consideration for the Initial Allotment in the escrow account by April 21, 2009. The CLB also approved the appointment of a maximum of four directors nominated by Venturbay, subject to funding the escrow account in cash in an amount sufficient to cover in full the obligations under the Open Public Offer for the acquisition of 20% of the Enhanced Share Capital. In addition, the CLB has ordered that the existing six directors nominated by the GOI must continue to serve the Company in their present capacity until the CLB issues further orders. As a result, until further orders of the CLB, the majority of the Board will continue to be the GOI-nominated directors. Moreover, given that the Company has to restate its financial statements for nearly six years after completion of its audit, the CLB has extended time for making various regulatory filings, including publication of quarterly financial reports, up to December 31, 2009.

III. Background Information Concerning the Investor

A. Background Information

Tech M is an Indian company headquartered in Mumbai, India, and is a leading global provider of IT services and solutions to the telecommunications industry and is one of the largest Indian IT services companies based on export revenues. Tech M was formed in 1986 as a joint venture between one of India's largest diversified conglomerates that is a leading manufacturer of automobiles and tractors, and one of the world's leading telecommunications companies. A public offering of a portion of Tech M's equity shares was undertaken in 2006 and Tech M's equity shares are presently listed on the Bombay Stock Exchange Limited and the National Stock Exchange of India Limited.

The equity ownership of Tech M, as set forth in the most recent shareholding report, is as follows: 44.2% is held by Mahindra & Mahindra, 30.1% is held by British Telecom, 8.2% is held by Mahindra-BT Investment Company (Mauritius) Ltd. ("***MBT***"), and 16.7% is held by the public. MBT is 57% owned by Mahindra & Mahindra and 43% owned by British Telecom, but the shares of Tech M that it owns are held passively and do not have any special voting rights. Tech M's board of directors is comprised of 15 people, of whom three are appointed by Mahindra & Mahindra, three are appointed by British Telecom, and nine of whom are independent.

Tech M does not view either Mahindra & Mahindra or British Telecom as a "bidder" as that term is defined in Rule 14d-1(c)(1) for purposes of the Open Public Offer. Tech M independently decided, of its own accord and without the prior approval of Mahindra & Mahindra or British Telecom, to pursue the Transactions. Tech M independently negotiated the terms of the Share Subscription Agreement, without seeking the approval of Mahindra & Mahindra or British Telecom. Mahindra & Mahindra and British Telecom are substantial shareholders of Tech M and, naturally, Tech M apprised them of the Transactions. However, neither Mahindra & Mahindra nor British Telecom (1) played any significant role in structuring or negotiating any of the terms of the Transactions, (2) controlled or influenced the terms of the Transactions, (3) is a direct or indirect party to the Share Subscription Agreement or any other definitive agreements providing for the Transaction or (4) provided or committed to provide any debt or equity financing for the Transactions. Neither Mahindra & Mahindra nor British Telecom are otherwise acting together with Tech M in connection with the Transactions or have any obligations in connection with the Transactions. Tech M has been in existence for over 20 years and has had widely dispersed public stockholders for three years. It has thus necessarily been operated as a standalone, independent entity. For all of the foregoing reasons, Tech M believes that it, together with Venturbay, is the "bidder" in connection with the Open Public Offer.

Tech M's published financial statements are prepared in accordance with generally accepted accounting principles ("GAAP") in India ("Indian GAAP"). Tech M has also produced (but not published) annual financial statements in recent years utilizing U.S. GAAP, however these financial statements have not been fully reviewed for U.S. purposes. Venturbay has prepared its financial statements in accordance with Indian GAAP. Accordingly, the Investor intends to include in the letter of offer (1) financial statements for Tech M that are prepared in accordance with Indian GAAP, together with a reconciliation of these Indian GAAP financial statements to U.S. GAAP (or, if such a reconciliation is unavailable or not obtainable without unreasonable cost or expense, a narrative description of all material variations in accounting principles, practices and methods used in preparing such financial statements from those accepted in U.S. GAAP), and (2) financial statements for Venturbay that are prepared in accordance with Indian GAAP with a narrative description for all material variations in accounting principles, practices and methods used in preparing such financial statements from those accepted in U.S. GAAP because a reconciliation of these Indian GAAP financial statements of Venturbay to US GAAP is unavailable or not obtainable without unreasonable cost or expense, in all cases in a manner that complies with the requirements of Item 10 of Schedule TO and the Instructions thereto.

Venturbay was formed in 2004 and is headquartered in Pune, India. Venturbay is a subsidiary of Tech M and is being used as an investment vehicle for the Transactions. Venturbay is engaged in the business of providing programming and software solutions, information technology, networking and consultancy services, but does not currently have any material assets, liabilities, income or operations other than monies that it holds for the purpose of completing the Transactions.

Neither the Investor nor any of its significant stockholders is an affiliate (as that term is defined under Rule 12b-2 of the Securities Exchange Act of 1934) of the Company. The Investor does not, either as of April 13, 2009 (the date on which it executed the Share Subscription Agreement) or as of the present date, own any equity securities of the Company or have any means to control the Company.

B. Note On Rule 13e-3

As the Investor has previously discussed with the Staff, the Investor believes that neither the Initial Allotment nor the Open Public Offer is the first step in a transaction or series of transactions under Rule 13e-3 for two fundamental reasons: first, the Transactions do not have a reasonable likelihood, and are not being conducted for the purpose of producing, either directly or indirectly, any of the effects described in Rule 13e-3(a)(3)(ii); and second, the Investor should not be considered an "affiliate" of the Company.

1. No Reasonable Likelihood or Purpose of Rule 13e-3 Effects

The Transactions do not have a reasonable likelihood, and are not being conducted for the purpose of producing, either directly or indirectly, any of the effects described in Rule 13e-3(a)(3)(ii), namely causing the ADSs or Shares to become eligible for deregistration or causing the ADSs to be delisted from the NYSE. First, there is no reasonable likelihood that the Transactions would have these effects. The Investor specifically agreed in the Share Subscription Agreement to use its reasonable best efforts to avoid this result, namely it agreed to use its reasonable best efforts to "(a) maintain the listing of the Company's ADSs on the NYSE, (b) maintain the registration of the Company's Shares and ADSs pursuant to Section 12(b) or 12(g) of the Exchange Act and ensure that the Company's Shares and ADSs will not become eligible for termination of registration under the Exchange Act, and (c) not take any action in respect of the Shares and ADSs that would result in the applicability of the "going-private transaction" rules of Section 13(e) of the Exchange Act, in each case for a period expiring not earlier than one (1) year after the closing date of the Public Offer."[30]

In addition to this covenant to maintain the NYSE listing of the ADSs and the registration of the Shares and ADSs, it is not reasonably likely that the Open Public Offer would cause the Shares and ADSs to become delisted or eligible for deregistration. As of March 31, 2009, there were approximately 674 million Shares outstanding, including approximately 44 million ADSs listed on the NYSE (each ADS is exchangeable for 2 Shares). In connection with the Beneficial Ownership Analysis, the number of beneficial holders of ADSs was calculated to be approximately 13,500 as of the Calculation Date.

The Investor intends to seek to acquire only 20% of the Enhanced Share Capital in the Open Public Offer (or, after giving effect to the Initial Allotment, approximately 303 million of the 674 million Shares outstanding as of March 31, 2009). Proration will be applied in the event of oversubscription. The relevant NYSE listing standard (NYSE Rule 802.01A) in this case requires that there be at least 600,000 ADSs outstanding or at least 400 beneficial holders of ADSs. While it is theoretically possible that the consummation of the Open Public Offer would cause the ADSs to be eligible for delisting, such a result is very unlikely. For this to occur, an overwhelming percentage of ADSs would need to be tendered into the Open Public Offer, and a drastically smaller percentage of Shares would need to be tendered into the Open Public Offer. There is nothing that should make shareholders within the U.S. more, or less, likely to tender at

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[30] Share Subscription Agreement, Section 6.2.4.

the Purchase Price than shareholders in other countries. The same Purchase Price is being offered to all shareholders, and the Investor is seeking to purchase the minimum number of Shares in the Open Public Offer that still complies with the Bid Procedures. For these reasons, there is no reasonable likelihood that the Open Public Offer would cause the ADSs to be eligible for deregistration under the Exchange Act.

Nor are the Transactions being conducted for the purpose of producing a Rule 13e-3 effect. The intent of the Investor is apparent from the covenants it made in the Share Subscription Agreement to maintain the listing and registration status of the ADSs, and the Investor can represent that it has no present intention to (1) acquire more than 51% of the Enhanced Share Capital in the aggregate in connection with the Transactions or (2) effect any other transaction (alone or in combination with other transactions) designed to take the Company private.

2. The Investor Is Not An Affiliate

As of the current date, the Investor clearly is not an affiliate of the Company. The Investor does not own any equity securities of the Company or have any means to control the Company. Nor was the Investor an affiliate when it signed the Share Subscription Agreement. The Investor became obligated to undertake the Initial Allotment and the Open Public Offer upon execution of the Share Subscription Agreement, and at that time all fundamental terms of the Initial Allotment and the Open Public Offer were established. The fundamental terms of the Transactions, including the Open Public Offer, were publicly announced shortly after the execution of the Share Subscription Agreement, and the Investor has no ability to change them.

We do not believe that the fact the Investor intends to appoint four of the ten directors of the Company following the closing of the Initial Allotment changes the analysis for purposes of Rule 13e-3. In this case, the obligation to engage in the Open Public Offer was made prior to the appointment of the Investor's nominees, and in accordance with the CLB order and the Takeover Regulations, the Investor is required to fund the full consideration payable in the Open Public Offer, in cash, into escrow prior to such appointment. The presence of the Investor's nominees on the Board will not relieve the Investor of any of its obligations to effect the Open Public Offer, nor will it give the Investor an opportunity to alter any of the terms of the Open Public Offer. The Investor's nominees will represent only a minority of the Board, whereas the GOI-nominated directors will continue to comprise the majority of the Board and will effectively continue to control the Board.

The policy concerns behind Rule 13e-3 are not present here. This is not a situation in which an affiliate of an issuer is taking advantage of the information that it has gained as an insider to purchase shares from shareholders of the issuer at an unfair or opportunistic price or time. The binding obligation to engage in the Open Public Offer on the terms described herein was created prior to any affiliation at all between the Investor and the Company. The Investor will have no opportunity to opt out of the Open Public Offer as a result of the appointment of its nominees to the Board. From the Investor's and the Company's perspectives, the Investor's position in respect of the Transactions is identical to the position of an unrelated third-party acquiror. Indeed, the Investor has been provided with only limited information on the Company over an expedited time frame.

Finally, there are very significant business reasons why the Investor would like to appoint its nominees as promptly as practicable. The Company is in extraordinary circumstances and prompt action is needed to maintain the franchise, including with respect to both customer and employee retention. The GOI has specifically indicated to the Investor that, given the present circumstances, it is very desirable for a company with deep industry experience, such as the Investor, to appoint directors to the Company's board as soon as possible so as to mitigate as best as possible the loss of customers and employees. The Investor considers it of the utmost importance to appoint its four directors as soon as practicable following the closing of the Initial Allotment in order to help stabilize the business, management and affairs of the Company and provide some guidance for the future. The Investor believes that this appointment would facilitate the ability of the Investor to take steps designed to respond to the Company's current business circumstances and to support the Company and its present Board (which was appointed by the GOI to serve as a steward for the Company in its transition to new ownership). We think that this is very much to the benefit of the Company's investors, as they will continue to own Shares after the completion of the Transaction and will participate in the success or failure of the Company.

IV. Description of the Open Public Offer

The Company and the Investor want to provide all holders of Shares and ADSs with the opportunity to participate in the Open Public Offer. Accordingly, the Open Public Offer will be structured as a single worldwide tender offer, including the United States. The Open Public Offer will be for 20% of the Enhanced Share Capital (the "***Public Offer Amount***"). In the event that shareholders of the Company tender more Shares than the Public Offer Amount, the Investor will purchase tendered Shares on a pro rata basis.[31] The pro rata determination will be made as a

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[31] The Takeover Regulations require that the Open Public Offer be for Shares only. Consequently, ADS holders are not permitted to directly tender ADSs. ADS holders who wish to tender their underlying Shares in the Open Public Offer must instead withdraw the underlying Shares from the ADS facility and tender those Shares. While it is possible for Shares to be redeposited into the ADS facility, Shares may only be deposited to the extent, and limited to the number, of ADSs that have been converted into Shares. In addition, the deposit of Shares into the ADS facility requires that a shareholder pay applicable issuance fees and charges and taxes payable for the transfer of Shares to the Custodian. As a consequence, if holders of ADSs were to withdraw the underlying Shares from the ADS facility and tender their Shares, the proration requirement for the Open Public Offer could result in those holders being left with some Shares that were not accepted in the Open Public Offer. Because those holders would likely prefer to continue to hold ADSs in such circumstances, and to avoid being subject to the limitations on the redeposit of Shares described above, it is expected that the Depositary will create an account equivalent to an escrow account (the "***ADS Escrow Account***") to temporarily hold and delay the conversion of provisionally tendered ADSs in the ADS Escrow Account and tender the underlying Shares only to the extent permitted by the proration calculation in the Open Public Offer. Following the acceptance of Shares in the Open Public Offer, the Depositary will return all unconverted ADSs deposited in the ADS Escrow Account to their respective holders and no fees will be assessed to holders for return of their ADSs. No fees will be assessed for withdrawal of the underlying Shares to the holders of the ADSs who tender through the ADS facility. Holders of the ADSs must deliver appropriate documentation to the Depositary to validly accept the Open Public Offer. In connection with the Open Public Offer, the Depositary will examine the submitted documentation, maintain the ADS Escrow Account, determine the Shares to be accepted by prorationing, if necessary, return unaccepted Shares and forward payment to the holder of Shares underlying ADSs which are accepted in the Open Public Offer.

single determination applicable to all tendered Shares, including tendered Shares represented by ADSs (with adjustments to avoid purchases of fractional Shares). As required under the Takeover Regulations, there will be no requirement that a minimum number of Shares be tendered. Therefore, if less than 20% of the Enhanced Share Capital, which is the amount sought in the Open Public Offer, is tendered, all Shares properly tendered will be taken up and paid for in the Open Public Offer.

All purchases pursuant to the Open Public Offer will be paid for in Indian Rupees, including holders of Shares who are resident outside India. The Takeover Regulations require that payment for tendered shares be made within 15 calendar days of the expiration of the Open Public Offer.[32] In this case, it is anticipated that within seven days from the closure of the offer, the registrar to the offer will generate a report containing information on the number of shares tendered and the number of shares accepted or rejected, together with the reasons for the rejection. Based on this report, it is expected that the proration calculations will be applied and payment for the accepted shares will be made as promptly as practicable thereafter, in accordance with the Takeover Regulations (and shares that are not accepted in the Open Public Offer will be returned to the owner thereof). Payment of consideration for Shares represented by ADSs that are purchased by the Investor pursuant to the Open Public Offer will be made to Citibank, N.A. as custodian for the Depositary (the "***Custodian***"), and will be converted into U.S. dollars at the then prevailing exchange rate between the U.S. dollar and the Indian Rupee in accordance with the procedures in the deposit agreement and transferred to the Depositary. The proceeds from the conversion will then be paid to the tendering holders of ADSs in accordance with the Depositary's standard procedures for distributing payments to ADS holders.

The Open Public Offer will commence, for purposes of Indian law, with the public announcement of the Open Public Offer by the Investor:

- The Investor is required to make a public announcement of the Open Public Offer within four working days of the Company receiving approval from the CLB for the Initial Allotment;
- Within 14 calendar days of the formal public announcement, in accordance with Indian law, of the Open Public Offer, the Investor will be required to submit a draft letter of offer for the Open Public Offer (the "***Letter of Offer***") to SEBI for review and comment by SEBI;[33]

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32 As discussed herein, the Open Public Offer must be open for 20 calendar days and payment must be made within 15 calendar days of the expiration of the Open Public Offer (i.e., it is anticipated that payment would be made within 35 days following the date on which shareholders are first able to tender securities in the Open Public Offer). The Investor is not, therefore, seeking exemptive relief at this time from the 60 day withdrawal rights under Section 14(d)(5) of the Exchange Act.

33 It is typical for the SEBI comment letter (referred to in India as an "observation letter") on a draft letter of offer to require that all comments from SEBI must be incorporated into the final letter of offer prior to its distribution to shareholders.

- After the Letter of Offer is approved by SEBI, the Investor will be required to mail the Letter of Offer to all shareholders of the Company; [34]

- The Investor will be required to select the date when the Open Public Offer will be open for shareholders to tender their Shares (including those represented by ADSs)[35]; and

- Once opened, the Open Public Offer must remain open for a fixed period of 20 calendar days, which period cannot be reduced or increased.[36]

The Open Public Offer will be structured to comply in all material respects with the Exchange Act and the regulations thereunder, except for the exemptive relief requested herein.

V. Discussion of Exemptive Relief Requested

We respectfully request that the Staff grant exemptive relief from the rules under the Exchange Act discussed below to enable the Open Public Offer, which is the second step in the Transactions mandated under Indian laws, to be made in the United States. The Transactions are being undertaken through a GOI-approved and expedited process to address an extraordinary set of circumstances at the Company that have necessitated a sale to provide needed capital and the introduction of a new investor with a significant ownership interest in the Company to take control of the Company. Due to the conflicts between the Exchange Act rules discussed below and the regulations under Indian laws, the Transactions cannot be implemented on the GOI-mandated and sanctioned schedule and terms without the requested exemptive relief. For the reasons discussed below, the Investor and the Company believe the exemptive relief requested is appropriate and in the interests of the shareholders and holders of ADSs to enable the Transactions to proceed under the supervision of and as directed by the GOI and its regulatory agencies. Not only would exemptive relief reflect comity between the Commission and SEBI, but it will also enable ADS holders and holders of Shares in the United States to participate in the Investor's worldwide Open Public Offer.

A. Minimum Period for a Tender Offer.

Rule 14e-1(a) under the Exchange Act provides that "... no person that makes a tender offer shall...hold such tender offer open for less than twenty business days from the date such tender offer is first published or sent to security holders... ." The Takeover Regulations require the Open Public Offer to remain open for a fixed period of 20 calendar days, which cannot be reduced or increased. Accordingly, the Investor is prohibited under Indian law from holding the Open Public Offer open for more than 20 calendar days. Absent exemptive relief, the Investor

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34 Regulation 22(3) under the Takeover Regulations requires that the Letter of Offer be mailed to all shareholders, including holders of Shares and ADSs (note that under Indian law, with respect to holders of ADSs, this requirement may be satisfied by mailing the Letter of Offer to a designated custodian) who are resident outside India, no later than 45 calendar days after the date of the public announcement of the Open Public Offer.

35 Regulation 22(4) under the Takeover Regulations requires that the Open Public Offer be open to tendering by shareholders no later than 55 calendar days after the date of the public announcement of the Open Public Offer.

36 Regulation 22(5) under the Takeover Regulations.

will face the choice of either violating the requirements of the Takeover Regulations, or violating the requirements of Rule 14e-1(a) under the Exchange Act.

We respectfully submit that the purposes for requiring a minimum period of 20 business days under Rule 14e-1(a) are not implicated in this situation or are adequately addressed by the Takeover Regulations' requirement that the Open Public Offer remain open for 20 calendar days. Specifically:

- Following the receipt of the approval of the CLB for the Initial Allotment and in accordance with the Share Subscription Agreement, the Investor must make a public announcement of the Open Public Offer, a draft Letter of Offer must be sent to SEBI for review and comment and all comments of SEBI must be incorporated into the Letter of Offer before the Letter of Offer can be mailed to shareholders and the 20 calendar day period of the Open Public Offer can commence. In view of the time needed to draft the Letter of Offer and for SEBI to perform its needed review, the time between (i) the date on which the Purchase Price (i.e., the key term of the Open Public Offer since it is an all-cash open public offer) and other material terms of the Open Public Offer and the rest of the Transactions are made publicly available, and (ii) the time that the Open Public Offer expires, will exceed 20 business days (most likely by a significant amount).

- Because the Transactions provide for the Investor to acquire a controlling interest in the Company regardless of the number of Shares tendered by shareholders in the Open Public Offer, the decision by holders of Shares and ADSs to tender their Shares into the Open Public Offer and their ADSs into the ADS Escrow Account, respectively, presents a relatively simple set of considerations compared to a typical third-party tender offer. In light of the constraints under Indian law, there is no possibility of a competing offer by a third party. Thus, each holder of Shares or ADSs will only be determining whether the Purchase Price or the higher price offered or the increased percentage being sought by the Investor represent that which the holder is willing to sell its Shares or ADSs, respectively, or whether it prefers to retain its Shares or ADSs.

- The Transactions have been very highly publicized to date, and we expect worldwide publicity to continue to accompany the Transactions. The 20 calendar day period required for the Open Public Offer to be open, taken together with the additional time that the material terms of the Open Public Offer will be publicly available and the significant publicity that is expected to continue throughout the Open Public Offer, provide sufficient time for the Company's holders of Shares and ADSs to receive, consider and respond to the Open Public Offer.

For the foregoing reasons, we respectfully request the Staff grant exemptive relief with respect to Rule 14e-1(a) to permit the Open Public Offer to be held open for a period of 20 calendar days in accordance with applicable Indian laws and regulations.

B. Extension of Time Period for a Tender Offer.

Rule 14e-1(b) under the Exchange Act provides that "...no person that makes a tender offer shall...increase or decrease the percentage of the class of securities being sought...in a tender offer unless such tender offer remains open for at least 10 business days from the date that notice of such increase or decrease is first published or sent or given to security holders." In addition, the Interpretive Release states that a tender should remain open for at least 10 business days from the date a material change approaching the significance of price and share levels and for at least five business days from the date other material changes are first published, sent or given to security holders.[37]

The Takeover Regulations provide that the Investor may increase but not decrease the consideration or percentage of Shares to be acquired in the Open Public Offer at any time prior to the date that is seven working days before the expiration of the Open Public Offer. In addition, an open public offeror may make any other material change to the terms of an open public offer prior to dissemination of the letter of offer if permitted by SEBI.[38] Accordingly, under Indian law, U.S. holders of Shares and ADSs will generally have eight business days prior to the expiration of the Open Public Offer if there is an increase in the price or amount being sought in the Open Public Offer.[39] Absent appropriate exemptive relief, the Investor would be required to follow the more restrictive 10 business day requirement under Rule 14e-1(b). Under the Takeover Regulations, any increases to the price and the size of the open public offer following the dissemination of a letter of offer does not require prior approval of the SEBI. If, after the dissemination of the letter of offer, a bidder wishes to make a change to the terms of a public offer, the bidder customarily will first discuss such proposed changes with SEBI for its approval (although technically the Takeover Regulations do not specifically require such approval, and do not specify any advance notice period prior to the expiration of the Open Public Offer before such change can be made). In the unlikely event that any change is deemed to be potentially necessary (whether due to internal or external factors), the Investor will first discuss such proposed change with SEBI for its approval, and no material change to the terms of the Open Public Offer is expected to be made at a point later than at least seven working days prior to the expiration of the Open Public Offer.

We respectfully submit to the Staff that it would be appropriate for exemptive relief to be granted with respect to Rule 14e-1(b) to enable the Open Public Offer to be conducted on the timetable for such offers under Indian laws and regulations. The 10 business day requirement for increases or decreases in the consideration offered and the amount being sought in a tender offer is part of the same rule that requires a tender offer to remain open for at least 20 business days.[40] Under the Interpretive Release, a material change approaching the significance of price or share levels may result in the tender offer remaining open for a minimum of 10 business days and other material changes may result in the tender offer remaining open for a minimum of five

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37 See footnote 10, supra.

38 See footnote 11, supra.

39 See footnote 12, supra.

40 Rule 14e-1(a) sets forth the 20 business day requirement. Rule 14e-1(b) sets forth the 10 business day requirement.

business days from the date of the change. If the Staff grants the exemptive relief requested above to permit the Open Public Offer to be open for 20 calendar days, then for the same reasons discussed above, it should be appropriate for the time period that applies to increases in the consideration to be paid for Shares to be acquired in the Open Public Offer and other material changes to also be governed by the shorter period prescribed by Indian laws and regulations. An increase in the consideration to be paid for Shares to be acquired in the Open Public Offer will increase the likelihood of the Investor acquiring 51% of the Enhanced Share Capital without exercising its option for the Subsequent Allotment and will provide greater consideration to the holders of Shares and ADSs.

For the foregoing reasons, we respectfully request the Staff to grant exemptive relief with respect to Rule 14e-1(b) to allow the Open Public Offer to remain open for less than ten business days following an increase in the price or the number of Shares sought in the Open Public Offer (to the extent permitted under the provisions of the Takeover Regulations) or any other material change to the Open Public Offer that is similar in significance to price or share levels (to the extent permitted by SEBI); provided that we understand that such relief would only apply if the Open Public Offer would remain open for at least seven working days from any such increase in the price or in the number of Shares sought in the Open Public Offer (to the extent permitted under the provisions of the Takeover Regulations) or any other material change to the Open Public Offer that is similar in significance to price or share levels (to the extent permitted by SEBI).

C. *Withdrawal Rights.*[41]

Rule 14d-7(a)(1) provides for unlimited withdrawal rights during a tender offer, whereas, the Takeover Regulations permit withdrawals only until three working days prior to the expiration of the Open Public Offer. Due to the use of an escrow account into which tendered ADSs will be placed, with the underlying Shares not being tendered until immediately prior to the expiration of the Open Public Offer, holders of ADSs will have effective withdrawal rights as they will be able to withdraw tendered ADSs from the escrow account at any time prior to the time the underlying Shares are tendered by the depository (which will be immediately prior to the expiration of the Open Public Offer).[42] In contrast, holders of Shares will only be able to withdraw their tendered Shares until three working days prior to the expiration of the Open Public Offer. Absent exemptive relief, the Investor will face the choice of not complying with the Takeover Regulations, or not complying with Rule 14d-7(a)(1) under the Exchange Act.

We respectfully submit that the important policy considerations underlying mandatory withdrawal rights under by Rule 14d-7(a)(1) are not implicated by the Open Public Offer. Specifically:

- Holders of ADSs, including U.S. holders, will effectively have withdrawal rights for the entire Open Public Offer period with respect to their ADSs as described above.

---

41 See footnote 13, supra.

42 See footnote 14, supra.

71.46% of the Company's shareholders who are U.S. holders hold their ownership interests through ADSs.

- Since Indian law prohibits any third party from making a competing offer, there is no need to preserve the ability of shareholders to withdraw until the expiration of the Open Public Offer previously tendered Shares in response to a competing open public offer.
- Since Indian law prohibits the Investor from reducing the price per Share being offered or the number of Shares it will accept in the Open Public Offer, there is no need to preserve the ability of shareholders to withdraw until the expiration of the Open Public Offer previously tendered Shares in response to an adverse change in the terms of the Open Public Offer.

The Investor and the Company believe, therefore, that it is appropriate for the Staff to grant exemptive relief with respect to Rule 14d-7(a)(1) to permit the Open Public Offer to be made with the limited withdrawal rights described herein in accordance with applicable Indian laws and regulations.

VI. Conclusion

The Open Public Offer is the required second step of the Transactions, which are, in substance, a GOI-mandated and sanctioned sale of a controlling ownership interest in the Company through a GOI-approved and expedited process undertaken to address an extraordinary set of circumstances. The Transactions are being undertaken in connection with the GOI's efforts to provide much-needed new capital and management to the Company, which is one of the largest IT companies in India. It is in the best interests of all of the relevant stakeholders of the Company for the Transactions to take place, including the Company's Shareholders.

As of March 31, 2009, ADSs comprised approximately 13.0% of the outstanding Shares. The Board, the GOI and SEBI are seeking to allow both the holders of the Shares and the holders of the ADSs, wherever located, to participate in the Open Public Offer on the same terms. To permit participation by U.S. holders of Shares and ADSs, exemptive relief is necessary with regard to certain rules under the Exchange Act that will apply to the Open Public Offer in the United States, which conflict with Indian laws relating to any open public offer, including the following requirements under the Exchange Act rules: (a) the 20 business day minimum tender offer period requirement; (b) the 10 business day requirement for increases in the consideration offered and the 10 business day requirement for certain other material changes in a tender offer; and (c) the requirement that there be no limitation on the ability of shareholders to withdraw tendered securities prior to the expiration of the offer period.

For the reasons discussed above, the Investor and the Company believe the exemptive relief requested is necessary, appropriate and in the interests of holders of Shares and ADSs. Although restated financial statements of the Company will not be available in time for the Open Public Offer, the disclosure in the offering documents for the Open Public Offer is expected to be the fullest that can be made under the circumstances. The exemptive relief requested also enhances comity between SEBI and the SEC. The GOI has structured the Transactions on an expedited schedule and terms to preserve the value of the Company to shareholders, employees and other stakeholders. Accommodation by the Staff through exemptive relief will enable the GOI to complete the Transactions as contemplated, while at the same time enabling the U.S. holders of Shares and ADSs to have a liquidity opportunity at the same price and on also otherwise the same terms as provided to non-U.S. holders.

*　　*　　*

In accordance with Release No. 33-6269 (December 5, 1980), we enclose herewith seven conformed copies of this letter. If you have any questions or require any additional information, please contact Robert A. Profusek of Jones Day at (212) 326-3800 or John J. Huber of Latham & Watkins LLP at (202) 637-2242.

Sincerely,

Robert A. Profusek
of Jones Day

John J. Huber
of LATHAM & WATKINS LLP

cc: Christina Chalk, Esq.
Chief, Office of Mergers and Acquisitions
Division of Corporation Finance
Securities and Exchange Commission

Shardul Shroff, Esq.
Amarchand & Mangaldas & Suresh A. Shroff & Co

Urs Fankhauser, Esq.
Sullivan & Cromwell LLP,
U.S. counsel to Goldman, Sachs & Co., financial advisor to the Company

Anand S. Pathak, Esq.
P&A Law Offices